FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Auryn Resources Inc. (the “Company”)
1199 West Hastings Street
Suite 600
Vancouver, British Columbia, Canada, V6E 3T5

Item 2	Date of Material Change

January 24, 2017

Item 3	News Release

A news release was issued by the Company through newswire services on January 24, 2017.

Item 4	Summary of Material Change

The Company announced the closing of its previously announced brokered public placement (the “Offering”) of 9,542,402 common shares. The Offering consisted of 4,590,818 flow-through common shares (“FT Share”) at a price of $5.01 per FT Share and 4,951,584 common shares (“Common Shares”) at a price of $3.67 per Common Share, for total gross proceeds of approximately $41,172,311.46.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On January 24, 2017 the Company completed the private placement of 9,542,402 common shares with Goldcorp Inc. (“Goldcorp”) (TSX:G, NYSE:GG), originally announced on January 9, 2017. The Company has received gross proceeds of C$41,172,311.46. Goldcorp now owns a 12.5% interest in the outstanding common shares of the Company and has the right to maintain this percentage interest subject to certain obligations in an Investor Rights and Obligations Agreement.

Of the shares ultimately purchased by Goldcorp, 4,590,818 were first issued to third party investors as FT Shares at a price C$5.01 per share and the remaining 4,951,584 Common Shares were purchased directly by Goldcorp at a price of C$3.67 per share. The net proceeds of the placements will be used to fund exploration on Auryn’s mineral projects. All securities issued in connection with the placement are subject to a four-month hold period.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Shawn Wallace
President and Chief Executive Officer
Telephone: (778) 729 - 0600

Item 9	Date of Report

January 26, 2017.